United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 2)

WHX Corp.
(Name of Issuer)

WHX Corp. Convertible Preferred Series B
Title of Class of Securities

929248300
(CUSIP Number)

David Zlatin, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, (216) 595-0987
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2004
(Date of Event Which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).


There are no changes to the Schedule 13D, as amended except as set forth in this second amendment.

Item 2		Identity and Background

For information purposes only

William Costaras, a registered representative of Ramat Securities Ltd. is not an owner of Ramat Securities Ltd. and accordingly, has no shared voting, no dispositive power, no pecuniary interest in Registrant's common shares nor to any other securities owned by Ramat Securities Ltd. Mr. Costaras disclaims being a member of this group.

Mr. Costaras owns the following preferred shares of the issuer:

52,800 WHX Convertible Preferred A shares
42,200 WHX Convertible Preferred B shares

with sole voting and dispositive power over his shares.

Ramat Securities Ltd. has no voting, no dispositive power, nor pecuniary interest in Registrant's Preferred A or B shares nor to any other securities owned by Mr. Costaras.

Mr. Costaras has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

Mr. Costaras has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction.


Tamra F. Gould, a registered representative of Ramat Securities Ltd. is not an owner of Ramat Securities Ltd. and accordingly, has no shared voting, no dispositive power, no pecuniary interest in Registrant's common shares nor to any other securities owned by Ramat Securities Ltd. Ms. Gould disclaims being a member of this group.

Ms. Gould owns in a 100% owned entity: 44,100 WHX Convertible
Preferred A shares of the issuer with sole voting and dispositive power over those shares.




Ramat Securities Ltd. has no voting, no dispositive power, nor pecuniary interest in Registrant's Preferred A shares nor to any other securities owned by Ms. Gould or entities owned by her.

Ms. Gould has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

Ms. Gould has not been party to any civil proceedings of a judicial or administrative body or competent jurisdiction.


Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		September 14, 2004



Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal




David Zlatin



Howard Amster